Exhibit 99.1

News Release
For Immediate Release

Contacts:
Bill Newbould	Nick Laudico/Sara Pellegrino
Vice President, Investor Relations	The Ruth Group
Eurand N.V.	+1 646-536-7030/7002
+1 267-759-9335	nlaudico@theruthgroup.com
bill.newbould@eurand.com	spellegrino@theruthgroup.com
Eurand Announces FDA Approval of EUR-1048 (Lamictal® ODT™),
Co-Developed with GlaxoSmithKline
PHILADELPHIA, Pa., May 11, 2009 – Eurand N.V. (NASDAQ: EURX), a specialty pharmaceutical company that develops enhanced pharmaceutical and biopharmaceutical products based on its proprietary pharmaceutical technologies, today announced that the U.S. Food and Drug Administration (FDA) has approved EUR-1048, to be marketed as GlaxoSmithKline’s (NYSE: GSK) Lamictal® ODT™ (lamotrigine) Orally Disintegrating Tablets. Co-developed by Eurand and GSK, Lamictal ODT uses Eurand’s AdvaTab® orally disintegrating tablet (ODT) and Microcaps® taste-masking technologies to provide Lamictal in a pleasant-tasting tablet that disintegrates on the tongue and that may be taken with or without liquid.
Lamictal ODT is indicated for the long-term treatment of Bipolar I Disorder to lengthen the time between mood episodes in people 18 years or older who have been treated for mood episodes with other medicine. It is not known if Lamictal ODT is safe or effective in children or teenagers under the age of 18 with mood disorders such as bipolar disorder or depression. Lamictal ODT is also used together with other medicines to treat certain types of seizures (partial seizures, primary generalized tonic-clonic seizures, generalized seizures of Lennox-Gastaut syndrome) in people 2 years or older or alone when changing from other medicines used to treat partial seizures in people 16 years or older. It is not known if Lamictal ODT is safe or effective when used alone as the first treatment of seizures in adults. Lamictal ODT will be available in 25 mg, 50 mg, 100 mg, and 200 mg strengths and is expected to be available in pharmacies in early July 2009.
“We were delighted to have the opportunity to use our AdvaTab® and Microcaps® proprietary technologies to co-develop Lamictal ODT with GSK, and we look forward to a successful launch,” said Gearóid Faherty, Chairman and Chief Executive Officer. “We see Lamictal ODT, Eurand’s fifth FDA-approved drug since 2001, as another clear demonstration of the breadth of our drug formulation expertise and the depth of our pipeline.”

Eurand will receive an undisclosed milestone payment upon launch, revenue for manufacturing Lamictal ODT tablets for GSK, royalties on net sales of the product and milestone payments in connection with Lamictal ODT achieving predetermined sales levels in the U.S. marketplace.
Net sales of Lamictal®, one of the world’s top 60 pharmaceutical products based on annual sales, were $1.3 billion in the U.S. in 2008. Eurand retains exclusive worldwide manufacturing rights to Lamictal ODT and, subject to certain conditions, either Eurand or GSK may have certain rights to commercialize the product in a particular country outside the U.S.
Lamictal ODT uses a combination of two of Eurand’s novel drug delivery technologies. AdvaTab® orally disintegrating tablet technology uses Eurand’s proprietary granulation and tabletting processes that allow the tablet to disintegrate rapidly in the mouth without chewing or the need for liquid. AdvaTab is distinct from conventional ODT technologies because it can be combined with Microcaps® taste-masking technology. Microcaps® taste-masking technology provides a coating that encapsulates drug particles, forming a barrier between the medication and the taste buds while still allowing the drug to dissolve in the stomach.
Safety Information
Prescription Lamictal ODT Tablets are not for everyone. Lamictal ODT is another form of Lamictal. Lamictal may cause a serious skin rash that may cause the patient to be hospitalized or to stop Lamictal; it may rarely cause death. There is no way to tell if a mild rash will develop into a more serious reaction. These serious skin reactions are more likely to happen when the patient begins taking Lamictal, within the first 2 to 8 weeks of treatment. But it can happen in people who have taken Lamictal for any period of time. Children between 2 to 16 years of age have a higher chance of getting this serious skin reaction while taking Lamictal.
The risk of getting a rash is higher if taking Lamictal while taking valproate (Depakene® (valproic acid) or Depakote® (divalproex sodium)), taking a higher starting dose of Lamictal than a healthcare provider prescribed or increasing the dose of Lamictal faster than prescribed.
Lamictal can also cause other types of allergic reactions or serious problems which may affect organs and other parts of your body like the liver or blood cells. The patient may or may not have a rash with these types of reactions.
The patient should call their healthcare provider right away if they have any of the following: a skin rash, hives, fever, swollen lymph glands, painful sores in the mouth or around the eyes, swelling of the lips or tongue, yellowing of the skin or eyes, unusual bruising or bleeding, severe fatigue or weakness, severe muscle pain or frequent infections. These symptoms may be the first signs of a serious reaction. A healthcare provider should examine the patient to decide if they should continue taking Lamictal.
Antiepileptic drugs, including Lamictal, increase the risk of suicidal thoughts or behavior in patients taking these drugs for any indication. Patients treated with any antiepileptic drug for any indication should be monitored for the emergence or worsening of depression, suicidal thoughts or behavior, or any unusual changes in mood or behavior.
Patients, their caregivers, and families should be informed that antiepileptic drugs increase the risk of suicidal thoughts and behavior and should be advised of the need to be alert for the emergence or worsening of the signs and symptoms of depression, any unusual changes in mood or behavior, or the emergence of suicidal thoughts, behavior, or thoughts about self-harm. Behaviors of concern should be reported immediately to healthcare providers.
Medication errors involving Lamictal have occurred. In particular, the name Lamictal or lamotrigine can be confused with the names of other commonly used medications. Medication errors may also occur between the different formulations of Lamictal. To reduce the potential of medication errors, healthcare professionals should write and say Lamictal clearly. Depictions of the Lamictal Tablets, Chewable Dispersible Tablets, and Orally Disintegrating Tablets can be found in the Medication Guide that accompanies the product to highlight the distinctive markings, colors, and shapes that serve to identify the different presentations of the drug and thus may help reduce the risk of medication errors. To avoid the medication error of using the wrong drug or formulation, patients should be strongly advised to visually inspect their tablets to verify that they are Lamictal, as well as the correct formulation of Lamictal, each time they fill their prescription.
Patients should not take Lamictal or Lamictal ODT if they have had an allergic reaction to lamotrigine or to any of the inactive ingredients.
Common side effects include dizziness, headache, blurred or double vision, lack of coordination, sleepiness, nausea, vomiting, insomnia, tremor, rash, fever, abdominal pain, back pain, tiredness, and dry mouth. Patients should tell their healthcare provider about any side effect that bothers them or does not go away; patients should tell their healthcare provider if they have any changes in their menstrual pattern, such as breakthrough bleeding, while taking Lamictal and birth control pills. These are not all the possible side effects of Lamictal.

*	Depakene and Depakote are registered trademarks of Abbott Laboratories
For full prescribing information including Boxed Warning, please visit www.lamictal.com and click on “Complete Prescribing Information for Lamictal” to view prescribing information for all formulations, including Lamictal ODT.
About AdvaTab®
Eurand’s AdvaTab® technology utilizes proprietary granulation and tabletting processes to provide an orally disintegrating tablet with superior mouth-feel attributes. When combined with Eurand’s Microcaps® taste-masking technology, AdvaTab ODTs are one of the leading orally disintegrating tablet systems available to the pharmaceutical industry today. Key features of AdvaTab® include: excellent mouth-feel; tablets that can be packaged in bottles or blisters; rapid disintegration in the oral cavity; ability to incorporate microencapsulated drug particles; and the capacity to incorporate larger drug doses than conventional ODT technologies.

About Microcaps®
Eurand’s microencapsulation technology, known as Microcaps®, employs versatile and precise coating techniques to encapsulate individual drug particles using solvent- and aqueous-based coacervation.  This includes taste and odor masking, customized release profiles, conversion of liquids to solids and the separation of incompatible materials. Microcaps® is incorporated in more than 12 marketed products.
About Eurand
Eurand is a specialty pharmaceutical company that develops, manufactures and commercializes enhanced pharmaceutical and biopharmaceutical products based on its proprietary pharmaceutical technologies. Eurand has had five partnered products approved by the FDA since 2001 and has a pipeline of product candidates in development for itself and its collaboration partners. Eurand’s technology platforms include bioavailability enhancement of poorly soluble drugs, custom release profiles, taste-masking/orally disintegrating tablet (ODT) formulations and drug conjugation.
Eurand is a global company with facilities in the U.S. and Europe.  For more information, visit Eurand’s website at www.eurand.com.
Forward-Looking Statement
This release, and oral statements made with respect to information contained in this release, may constitute forward-looking statements.  Such forward-looking statements include those which express plan, anticipation, intent, contingency, goals, targets or future development and/or otherwise are not statements of historical fact including, but not limited to the future and status of the Company’s partnering plans for its products and anticipated product launches.  The words “potentially,” “anticipates,” “could,” “calls for” and similar expressions can also help identify forward-looking statements. These statements are based upon management’s current expectations and are subject to risks and uncertainties, known and unknown, which could cause actual results and developments to differ materially from those expressed or implied in such statements.  Investors are advised to refer to the Company’s Risk Factors set forth in its Annual Report on Form 20-F as filed with the U.S. Securities and Exchange Commission. Forward-looking statements contained in this press release are made as of this date, and the Company undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.  Actual events could differ materially from those anticipated in the forward-looking statements.
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